Filed by Cardiac Science, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: CSQ Holding Company
Registration No. 333-124514

This filing relates to a proposed business combination between Cardiac Science, Inc. (“Cardiac Science”) and Quinton Cardiology Systems, Inc. (“Quinton”), pursuant to the terms of an Agreement and Plan of Merger, dated as of February 28, 2005 (the “Merger Agreement”), by and among Cardiac Science, Quinton, CSQ Holding Company (“Newco”), Rhythm Acquisition Corporation and Heart Acquisition Corporation.

Where to Find Additional Information about the Merger

Under the terms of the Merger Agreement, the parties have formed Newco, and two wholly-owned acquisition subsidiaries of Newco that will merge with and into Quinton and Cardiac Science, respectively. As part of the proposed transaction, Quinton will also merge into Newco. Newco has filed a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus in connection with the proposed merger transaction.  Investors and security holders are urged to read the definitive joint proxy statement/prospectus carefully when it becomes available because it will set forth important information about the proposed transaction.  Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov.  In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Cardiac Science by contacting Cardiac Science Investor Relations at (949)-474-4300.  Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Quinton by contacting Quinton Investor Relations at (425) 402-2009.

Quinton and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Quinton in connection with the proposed merger transaction.  Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the joint proxy statement/prospectus of Cardiac Science and Quinton described above.  Additional information regarding these directors and executive officers is also included in Quinton's Annual Report on Form 10-K/A for the year ended December 31, 2004, which was filed with the Securities and Exchange Commission on or about April 22, 2005.  This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Quinton by contacting Quinton Investor Relations at (425) 402-2009.

Cardiac Science and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Cardiac Science in connection with the proposed merger transaction.  Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus of Cardiac Science and Quinton described above.  Additional information regarding the directors and executive officers of Cardiac Science is also included in Cardiac Science’s Annual Report on Form 10-K for the year ended December 31, 2004, which was filed with the Securities and Exchange Commission on or about March 16, 2005.  This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Cardiac Science by contacting Cardiac Science Investor Relations at (949) 474-4300.

NEWS RELEASE for June 13, 2005

Contact:	Matt Clawson (Investors), or	Michael Gioffredi
	Len Hall (Media)	Chief Marketing Officer
	Allen & Caron Inc	Cardiac Science, Inc.
	(949) 474-4300	(949) 797 3800
	matt@allencaron.com	mgioffredi@cardiacscience.com
len@allencaron.com

GE HEALTHCARE SIGNS EXCLUSIVE AGREEMENT TO DISTRIBUTE CARDIAC
SCIENCE DEFIBRILLATORS IN NORTH AMERICAN HOSPITALS

Agreements Will Continue Following Pending Merger with Quinton Cardiology

IRVINE, Calif., (June 13, 2005)…Cardiac Science, Inc. (Nasdaq: DFIB), a leading manufacturer of life-saving automatic public-access defibrillators (AEDs), announced today that it has expanded its multi-year strategic distribution agreements with GE Healthcare, a division of General Electric Company (NYSE: GE).

Under the agreements, GE Healthcare will market Cardiac Science’s complete line of Powerheart®-brand external defibrillators on an exclusive basis to hospitals in the United States and Canada. In addition, GE also confirmed the assignment of the distribution agreements to the new corporate entity being created by the pending merger transaction between Cardiac Science and Quinton Cardiology Systems, Inc. (Nasdaq: QUIN).

The agreements provide GE Healthcare exclusivity in North American hospitals, based on certain annual performance criteria, for Cardiac Science’s complete line of defibrillators including Powerheart® G3 AEDs, Powerheart® CRM® and Cardiac Science’s new traditional “crash-cart” in-hospital external defibrillator, which is currently pending 510(k) approval by the U.S. Food & Drug Administration and is anticipated to be released for worldwide sale this summer.

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GE HEALTHCARE SIGNS EXCLUSIVE AGREEMENT TO DISTRIBUTE CARDIAC
SCIENCE DEFIBRILLATORS IN NORTH AMERICAN HOSPITALS

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Cardiac Science’s Chairman and Chief Executive Officer Raymond W. Cohen said, "These agreements confirm that GE Healthcare will market the soon-to-be-released “crash-cart type” defibrillator in North American hospitals under the Powerheart®-brand and internationally under the GE Responder® brand post our pending merger with Quinton. They also greatly expand our relationship with GE Healthcare by granting GE exclusivity to North American hospitals based on certain performance criteria.”

Cohen added, “For the first time, we will soon begin competing for a share of the lucrative traditional in-hospital external defibrillator market where in the United States alone, several hundred million dollars worth of these defibrillators are being purchased each year to replace older models. In addition, we believe GE Healthcare can help us sell AEDs in the emerging U.S. hospital AED market, where AEDs are being deployed in the non-acute sections of the hospital to treat patients and protect visitors and hospital employees who suffer sudden cardiac arrest.”

As is the case with the existing line of Cardiac Science Powerheart® AEDs, the new traditional “crash-cart” hospital external defibrillator incorporates the Company’s patented STAR® biphasic technology and RHYTHMx® analysis software. The new product will be manufactured by Cardiac Science under the Powerheart®-brand for sale by GE Healthcare in North American hospitals, and on a private label basis under the GE Responder® brand name for sale by GE Healthcare in Europe, Asia, the Middle East and other international markets.

GE Healthcare first began selling an OEM version of the Cardiac Science-manufactured AEDs internationally in the late 2003. In October 2004, Cardiac Science made its first shipments to GE Healthcare of its G3 PRO AED, designed for medical professionals, under the Responder® label.

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GE HEALTHCARE SIGNS EXCLUSIVE AGREEMENT TO DISTRIBUTE CARDIAC
SCIENCE DEFIBRILLATORS IN NORTH AMERICAN HOSPITALS

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About Cardiac Science

Cardiac Science, with operations in Orange County, CA, Minneapolis, MN, Manchester, England and Copenhagen, Denmark, develops, manufactures and markets Powerheart®-brand automatic public-access defibrillators (AEDs) and offers comprehensive AED/CPR training and AED program management services that facilitate successful deployments. The Company also makes the Powerheart® CRM®, the only FDA-cleared therapeutic patient monitor that instantly and automatically treats hospitalized cardiac patients who suffer life-threatening heart rhythms.  In the U.S., Cardiac Science products are sold to corporations, police and fire departments, state and local municipalities, the federal government and schools by its 55-person direct sales force, and certain national and local distributors. Internationally, Cardiac Science products are sold direct in the United Kingdom and by independent distributors in over 60 countries. Cardiac Science also manufactures its AED products on a private label basis for other leading medical companies such as Quinton Cardiology Systems, Nihon Kohden (Japan) and GE Healthcare. In 2004, Cardiac Science was recognized by Deloitte & Touche as the 4th fastest growing technology company in North America and as the fastest growing company in Orange County, CA. For more information, please visit www.cardiacscience.com or contact Cardiac Science at (949) 797-3800.

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, from time to time the company, or its representatives, have made or may make forward looking statements orally or in writing. The words "estimate," "potential," "intended," "expect," "anticipate," "believe," and similar expressions or words are intended to identify forward looking statements. Such forward-looking statements include, but are not limited to the achievement of future revenue growth based on the expanded agreement with GE Healthcare. Cardiac Science has based these forward-looking statements on current expectations, assumptions, estimates and projections. While Cardiac Science believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. Cardiac Science cautions that these statements are subject to substantial risks and uncertainties and are qualified by important factors that could cause actual results to differ materially from those reflected by the forward-looking statements and should not be relied upon by investors when making an investment decision. Information on these and other factors is detailed in the Company’s Form 10-K for the year ending December 31, 2004, subsequent quarterly filings, and other documents filed by Cardiac Science with the Securities and Exchange Commission. . Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. Cardiac Science does not undertake any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments.

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